UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Notice Regarding Results of Stock Repurchases

On January 9, 2009, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning results of stock repurchases of common stock in the month of December 2008 as authorized by the board of directors on May 13, 2008.

Effective January 5, 2009, each share of common stock of NTT was split into 100 shares. All numbers reported have not been adjusted to account for the stock split. As of January 5, 2009, taking into account the effects of the stock split, the maximum total number of shares that could be purchased pursuant to the board of directors’ resolution dated May 13, 2008, is 10,869,300 shares of NTT’s common stock.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: January 9, 2009

January 9, 2009

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Notice regarding Results of Stock Repurchases

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces as below, the results of repurchases of shares of its common stock conducted pursuant to Article 156 of the Corporation Law of Japan, as applied pursuant to Paragraph 3, Article 165 of the Corporation Law.

1.	Class of shares repurchased:	Common stock

2.	Period for repurchases:	December 1, 2008 to December 24, 2008

3.	Total number of shares repurchased:	152,056 shares

4.	Aggregate repurchased amount:	JPY69,767,485,000

5.	Method of repurchase:	Acquisitions on the Tokyo Stock Exchange

(Reference)

1.	Details of the resolution relating to repurchase of NTT shares at the board of directors’ meeting on May 13, 2008

(1)	Class of shares to be repurchased:	Common stock

(2)	Maximum total number of shares to be repurchased:	Up to 450,000 shares

(3)	Maximum aggregate repurchase amount:	Up to 200 billion yen

(4)	Period for repurchases:	May 14, 2008 to March 24, 2009

2.	Total number and value of shares repurchased as of December 24, 2008

(1)	Total number of shares repurchased:	341,307 shares

(2)	Aggregate repurchased amount:	JPY169,767,366,000

For further inquiry, please contact:
(Mr.) Sarashina or (Mr.) Yui
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Tel: +81-3-5205-5581